UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 5, 2007

NuTECH DIGITAL, INC.

(Exact name of registrant as specified in its charter)

California	000-50021	95-4642831
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10390 Wilshire Boulevard
Penthouse 20
Los Angeles, California 90024
(Address of principal executive offices)

(310) 777-0012
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Change in Registrant's Certifying Accountant.

On October 5, 2007, the firm of Weaver & Martin resigned as the auditor of record for NuTECH DIGITAL (the "Company", "NuTech", "we" and "us"). There have been no disagreements between the Company and Weaver & Martin, and Weaver & Martin did not issue any adverse opinion or disclaimer or opinion in the principal accountant's report on the financial statements for the Company in either of the past two years. The Company provided Weaver & Martin with a copy of the disclosures contained in this Report and requested that Weaver & Martin provide a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements contained herein. Weaver & Martin has agreed with the disclosures made herein. A copy of the resignation letter and the letter to the Securities and Exchange Commission are attached hereto as Exhibits 16.1 and 16.2, respectively, and incorporated herein by reference.

Item 9.01 Financial Statements and exhibits.

Exhibit Number	Description
16.1*	Resignation Letter of Weaver & Martin, dated October 5, 2007
16.2*	Letter from Weaver & Martin to the Securities & Exchange Commission, dated October 24, 2007

* Attached hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	NuTECH DIGITAL
Date: October 29, 2007	By: /s/ A. Frederick Greenberg
	A. Frederick Greenberg
	Chief Executive Officer

Exhibit 16.1



WEAVER & MARTIN

October 5, 2007

Audit Committee
NuTech Digital, Inc.
Attn: Richard Greenberg

Dear Audit Committee Members:

Effective October 5, 2007, we will cease our services as your auditor of record. We have reached this decision reluctantly and after substantial deliberation. There have been no disagreement between our firm and Nutech regarding accounting issues in the past or currently.

As a result of our resignation, and as required by Item 4.01(a) of Form 8-K, "Changes in Registrants's Certifying Accountant," Nutech will have to file a Form 8-K with the SEC disclosing the matters specified in Item 304(a)(1) of Regs. S-K and S-B.

We wish to remind you that you have unpaid invoices totaling $2,850 for services provided on the second quarter 10-Q filing.

We wish you luck with your future endeavors.

Very truly yours,
Weaver & Martin, L.L.C.



John J. Samyn, CPA
For the firm

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252



Exhibit 16.2

WEAVER & MARTIN

October 24, 2007

U.S. Securities and Exchange Commission
Office of the Chief Accountant
450 fifth Street, NW
Washington, DC 20549

RE: Nutech Digital, Inc.
    File No. 000-50021
    Change in Certifying Accountant

Dear Sir or Madam:

The firm of Weaver & Martin, LLC was previously principal accountant for NuTech Digital, Inc. (the "Company") and reported on the financial statements of the Company for the year ended December 31, 2006. On October 5, 2007, we notified the Company that we were resigning as the principal accountant. We have read Item 4 of Form 8-K of NuTech Digital and agree with the statements concerning our Firm contained therein.

Very Truly Yours

Weaver & Martin, LLC

/s/ Weaver & Martin, LLC
411 Valentine Road, Suite 300
Kansas City, MO 64111
T 816-756-5525
F 816-756-2252

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252